Dechert
1775 Eye Street, N.W.
Washington, D.C. 20006
Tele:  202.261.3300
Fax:  202.261.3333

September 26, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form N-14 of
PIMCO Funds: Pacific Investment Management Series (the "Trust")
(File Nos. 33-12113 and 811-5028)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for the withdrawal of the delaying amendment to the registration statement filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-99823) (the "Registration Statement") on September 19, 2002 under the Trust's EDGAR access codes (Accession #: 0000943663-02-000341). The Registration Statement is that of another registrant which, due to a clerical error, was inadvertently filed under the Trust's EDGAR access codes. For this reason, the Trust believes that withdrawal of the Registration Statement is the appropriate course of action. The Trust further believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. No securities were sold in connection with this filing.

We appreciate your prompt attention to this matter and would be happy to provide additional information you might require. Please contact Brendan Fox at 202.261.3381 or John Sakhleh at 202.261.3370 if you have any questions.

Sincerely,

/s/ Robert W. Helm
Robert W. Helm